Exhibit 99.2

STARS Interim Data Nutrition Summary —October 2022 CONFIDENTIAL – DO NOT COPY and DO NOT DISTRIBUTE

Disclaimer and Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current beliefs, expectations and assumptions of VectivBio Holding AG (the “Company,” “we” or “our”) regarding the future of its business, its future plans and strategies, clinical results, future financial condition and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” or “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the ability of our clinical trials to demonstrate acceptable safety and efficacy of our lead product candidate and our development programs; the timing, progress and results of clinical trials for our lead product candidate, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, any initial or interim results from our clinical trials, the period during which the results of the trials will become available, and our research and development programs; the timing, scope and likelihood of regulatory filings and approvals; our ability to obtain marketing approvals of our lead product candidate and to meet existing or future regulatory standards or comply with post-approval requirements; our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents; future milestone or royalty payments to or from our licensing partners or other third-parties, and the expected timing of such payments; the use and repayment of cash from our debt facility with Kreos Capital; our expectations regarding the potential market size and the size of the patient populations for our lead product candidate, if approved for commercial use; our expectations regarding the potential advantages of our lead product candidate over existing therapies for SBS-IF and our expectations regarding potential uses of our lead product candidate to treat other indications; the success of development and commercialization of the Comet platform; our ability to develop new product candidates using the Comet platform; developments and projections relating to our competitors and our industry, including competing therapies; the impact of COVID-19 on our business, operations and prospects and on our clinical trials; our potential to enter into new collaborations; our expectations with regard to our ability to develop additional product candidates or leverage our current product candidate for other indications, and our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives; our ability to develop, acquire and advance additional product candidates into, and successfully complete, clinical trials; the commercialization and market acceptance of our lead product candidate; our marketing and manufacturing capabilities or those of third parties with which we contract; our ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates; estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital; regulatory development in the United States, Europe and other jurisdictions; and other risks described in the “Risk Factors” section of our Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F on April 7, 2022, and other subsequent filings. The forward-looking statements in this presentation represent our views as of the date of this presentation. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. New risk factors and uncertainties may emerge from time to time, and it is not possible to predict all risk factors and uncertainties. We file Current Reports on Form 6-K, Annual Reports on Form 20-F, and other documents with the SEC. You should read these documents for more complete information about us. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by any regulatory authorities. They are currently limited by applicable laws to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. 2 CONFIDENTIAL

STARS Nutrition is the First Dedicated Phase 2 in CIC patients

Supplemental study to demonstrate and quantify absorption benefits in CIC

STARS nutrition

9 SBS-IF patients with CIC

Open label, baseline controlled

Weekly apraglutide

STUDY OBJECTIVES

Safety tolerability, PK, and absorption parameters



AT 4 & 48 WEEKS
Changes in absorption parameters
• wet weight absorption
• urine output
• energy absorption
Changes in stool output
AT 6 & 12 Months
Changes in PS needs
• PS volume reduction
• % patients achieving ≥1 day off PS
Month 0
Month 6
Month 12
-1 0 4
Apraglutide
48 52
MB
MB
MB
Intestinal Absorption
PS reduction and wean off
Intestinal Absorption

CIC, colon-in-continuity; SBS-IF, short bowel syndrome with intestinal failure; PK, pharmacokinetics; PS parenteral support; MB, metabolic balance assessment

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Baseline Characteristics Mean (SD) Median Min—Max Inclusion criteria Demographics Adult males and females with SBS-IF Sex 2 M / 7 F Less than 200 cm small bowel Age (n=9) 46.8 (17.46) 51 22—70 At least 28 cm colon and no colostomy Weight (kg) (n=9) 58.2 (4.78) 60.2 49.3—63.1 At least 12 months from last intestinal resection Height (cm) (n=9) 164.7 (8.96) 164 155—182.5 At least 3 days per week PS Subject considered stable with regard to PS (volume BMI (kg/m2) (n=9) 21.6 (2.87) 21.39 17.47—25.48 and energy) and bodyweight 3 months prior to SBS History screening Small bowel (cm) (n=9) 18.7 (17.67) 20 0—50 Colon (%) (n=9) 79.2 (19.12) 71 43—100 4 CONFIDENTIAL

Percentage Change from Baseline in Weekly PS volume Patients achieved a mean reduction in PS volume of 50% at 6 months 5 CONFIDENTIAL

Proportion of Clinical Responders (PS reduction greater than 20%) 6 CONFIDENTIAL

Summary of results Interim results demonstrate that once weekly apraglutide has the potential to be a best-in-class GLP2 • Average 50% reduction in PS volume and 47% reduction in energy content by 6 months in the first 5 patients • Greater than 30% average PS reduction in all 9 patients by 3 months • 80% (4 out of 5 patients) were clinical responders (defined as 20% PS reduction) at 6 months • 80% (4 out of 5 patients) achieved at least one day off PS at 6 months • No reduction in average bodyweight despite 50% reductions in PS and 47% reduction in PS energy content. Interim data as of 7 October 2022 7 CONFIDENTIAL

Appendix

Summary Table of Gattex and Glepaglutide Phase 3 Results

	STEPS Gattex[1]	EASE 1 Glepaglutide[2]	STARS Nutrition Apraglutide[5]
Number of patients	N= 86 (1:1 Gattex/PBO)	N= 106 (1:1:1 weekly, 2x weekly, PBO)	N= 9 (open label, all CIC)
Baseline volume (liters/week)	13 ± 7.8 Gattex; 13.2 ± 7.4 PBO CIC: Gattex 10.6 PBO 10.5[3]	~14 liters across all arms CIC baseline volumes undisclosed	9.5
Anatomy split: CIC/stoma	55% / 45%	"balanced" (~50/50) in each arm	100% CIC
% Volume reduction @ wk 24	Gattex 32% rel to baseline PBO 21% rel to baseline (CIC: 23.3% Gattex 23.8% PBO) 11% relative improvement over placebo 0% improvement over placebo in CIC group	2x weekly 37% rel to baseline[4] 1x weekly 22% rel to baseline) PBO - 20% rel to baseline 16% relative improvement over placebo (2x weekly) No data presented on different anatomies	50% relative to baseline
Clinical response (% of pts with >20% reduction)	63% Gattex 30% PBO 33% increase over placebo	65.7% 2x weekly 45.7% 1x weekly 38.9% PBO 26.8% increase over placebo (2x weekly)	80%

* Non-significant even excluding the outlier in 1 weekly dose arm with significant increase in PN due to duplicate entries in case report form

[1] Jeppesen, et al. Gastroenterology 2012 [2] Zealand Press release and investor call [4] Jeppesen, et al. Gastroenterology 2018

[4] Data extrapolated from absolute volume reductions presented in Zealand Press release and investor call

[5] The above data shown from separate trials are not intended to demonstrate comparative efficacy

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